725


05008907

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Minebea Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4557 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 6/13/05

82-4551

RECEIVED



BRIEF REPORT OF CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2005)

May 12, 2005

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Representative: Tsugio Yamamoto — Representative Member of the Board, President and Chief Executive Officer
Contact: Takashi Yamaguchi — Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

ARIS
3-31-05

Board of Directors' Meeting on the Consolidated Financial Results held on: May 12, 2005
Adoption of U.S. Accounting Standards: None

1. Business performance (April 1,2004 through March 31,2005)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2005	294,422	9.6	14,083	(22.2)	10,206	(26.0)
FY2004	268,574	(1.3)	18,104	(6.4)	13,800	2.8

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (ordinary income) on sales (%)
FY2005	5,581	(7.3)	13.93	13.27	5.7	3.2	3.5
FY2004	6,019	–	15.08	14.51	6.3	4.3	5.1

(Notes) 1. Income or loss on investments for FY2005 on the equity method totaled income 13 million yen and 3 million yen in FY2004.

2. Weighted average number of shares outstanding during the respective years (consolidation):
399,074,238 shares at March 31,2005
399,090,062 shares at March 31,2004

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
FY2005	332,217	102,088	30.7	255.82
FY2004	314,915	93,866	29.8	235.21

(Notes) Number of shares outstanding at end of year (consolidation):
399,062,072 shares at March 31,2005
399,083,036 shares at March 31,2004

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2005	27,586	(23,789)	(8,772)	21,759
FY2004	21,714	(14,932)	4,391	24,780

(4) Scope of consolidation and application of equity method

Number of consolidated companies............................47 companies
Number of non-consolidated companies......................None
Number of affiliated companies for equity method....1 company

(5) Accounting changes of scope of consolidation and application of equity method

(a) Changes in consolidated subsidiaries
Anew: 5 companies Exclusion: 4 companies

(b) Changes of the companies subject to equity method
Anew: None Exclusion: 1 company

2. Prospect for the next fiscal year (April 1,2005 through March 31, 2006)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim	142,000	5,500	3,000
Annual	295,000	14,000	7,500

(Reference) Projected annual net income per share: 18.79 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 48 related companies (47 consolidated subsidiaries and 1 affiliated company). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-Minebea UK Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. Minebea (Hong Kong) Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Electronics Co., Ltd. Minebea-Matsushita Motor Co., Ltd. Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. Thai Minebea-Matsushita Motor Co., Ltd. Minebea-Matsushita Motor (S) Pte. Ltd. Minebea-Matsushita Motor (Malaysia) Sdn. Bhd. Zhuhai Minebea-Matsushita Motor Co., Ltd.	

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-Minebea UK Ltd.
New Hampshire Ball Bearings,Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-Minebea UK Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
Minebea Technologies Pte. Ltd.
Minebea (Hong Kong) Ltd.
NMB Korea Co., Ltd.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Electronics Co.,Ltd.
Minebea-Matsushita Motor Corporation
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Thai Minebea-Matsushita Motor Co., Ltd.
Minebea-Matsushita Motor (S) Pte. Ltd.
Minebea-Matsushita Motor (Malaysia) Sdn. Bhd.
Zhuhai Minebea-Matsushita Motor Co., Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.

Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.

2. Management Policy

(1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Future Management Strategies and Tasks

In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on "fully integrated production system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

The tasks to be accomplished to achieve this goal are to:
(a) further reinforce our mainstay bearings and bearing-related products;
(b) build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
(c) increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

(4) Basic Ideas on Corporate Governance and Measures to Be Taken

Under the five basic management principles, Minebea positions and strives to strengthen corporate governance as its important management issue in order to execute responsibilities as a social entity surrounded by various stakeholders such as our shareholders, customers, local communities and employees; and maximize corporate value.
In June 2003, we introduced an Executive Officer System under which we delegate responsibilities from directors to executive officers; facilitate a clear distinction between management and supervisory functions and functions related to the execution of business; and conduct quicker decision making and business execution. Additionally, two of the ten Board members are independent directors to enhance the accountability of the directors to shareholders.
The Board of Auditors is made up of four, two of whom are independent auditors. In the current consolidated fiscal year, our corporate auditors met 20 times to enhance corporate governance. They also worked with the Internal Auditing Office and independent accountants to audit our plants and subsidiaries in Japan and overseas 41 times.
Minebea's management structure is as follows:


Shareholders
Management and Supervision
(Elected)
Auditing
(Elected)
Board of Directors
10 directors
(two external)
Board of Auditors
4 corporate auditors
(two external)
Execution of Business
Executive Officers
30 officers

Regarding our corporate disclosure, we examine and check details to be released at the Tokyo Head Office Administration Executive Council, which takes charge of administration as a whole, and disclose such details to all market players, including private investors, institutional investors, analysts and media in a fair and timely manner.

(5) Management Index

Our consolidated forecasts for fiscal year ending March 2006 are as follows:

(Amount: million of yen)

	Fiscal year ending March 2006
Net sales	2,950 (100%)
Operating income	180 (129%)
Ordinary income	140 (137%)
Net income	75 (134%)
Capital investment	225 (98%)

(%): Year-on-year rate of change

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the year

During the current consolidated fiscal year, the Japanese economy was threatened by the rise in oil and material prices, inventory adjustments in the electronic components industry, the significant decrease in public investment, the tight-money measures adopted by China and other factors. However, it stayed firm, led by pickup in personal consumption, and improved corporate earnings and increased capital investment reflecting economic recovery in the U.S. and Asia. The U.S. economy was also threatened by the rise in oil prices, but continued to grow, powered by high growth in capital investment and solid personal consumption. In Europe, despite the high euro, tough employment and other factors, the economy grew moderately. In China, the economy continued to maintain high growth despite tight constraints on overheated investment. The economies in Southeast Asian countries performed well due to continued growth in the U.S. economy and high growth in China.

In this business climate, we strove to make our profitable basis stronger by continuing with our structural reform; further reduce costs; develop high value-added products and new technologies; and expand marketing efforts.

As a result, although net sales increased 25,848 million yen (9.6%) year on year, to 294,422 million yen, operating income fell 4,021 million yen (-22.2%) year on year, to 14,083 million yen. Ordinary income decreased 3,593 million yen (-26.0%), to 10,206 million yen, and net income also fell 438 million yen (-7.3%) year on year, to 5,581 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of household electrical appliances, automobiles and information & telecommunications equipment increased year on year owing to our vigorous sales expansion efforts. Also, sales of rod-end bearings rose, particularly in the U.S. In pivot assemblies, sales were adversely affected by the HDD industry's inventory adjustments at the beginning of the year, but grew largely with subsequent recovery of demand. As a result, net sales rose 4,413 million yen (4.0%) year on year to 116,105 million yen. Operating income also rose 2,067 million yen (10.6%) year on year to 21,572 million yen, due to reduction in cost attained by increased productivity and other factors.

Electronic devices and components business
Our core products in this business segment include information motors such as HDD spindle motors, fan motors, stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; LC back lights; and measuring instruments. Sales for the current consolidated fiscal year increased due to the new addition of information motors—such as vibration motors and DC brush motors—accompanying the start of the joint venture company with Matsushita Electric Industrial Co., Ltd. Also, in PC keyboards, LC back lights and measuring instruments, sales grew substantially, but sales of HDD spindle motors was sluggish owing to the HDD industry's inventory adjustments and delays in the development of new products. As a result, net sales increased 21,436 million yen (13.7%) year on year, to 178,317 million yen, whereas operating income decreased 6,089 million yen year on year, to (7,489) million yen. This was owing to the rise in income resulting from sales growth of speakers, LC back lights and measuring instruments offset mainly by the increase in the burden of fixed costs caused by the fall in the production of HDD spindle motors; increased costs accompanying the production shift of PC keyboards; and increased restructuring expenses incurred in our information motors business segment.

(b) Performance by geographical segment is as follows.
Japan
Owing to the addition of information motors such as vibration motors and DC brush motors resulting from the launch of Minebea-Matsushita Motor Corporation, net sales increased 7,900 million yen (11.5%) year on year, to 76,660 million yen. However, due to increased operating expenses in our information motors business segment and other business factors, operating income fell 2,131 million yen (-43.6%) year on year, to 2,752 million yen.

Asia excluding Japan
This region is an important manufacturing base for manufacturers of Japan, Europe, America and other countries. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry, although adversely affected by inventory adjustments in HDD-related industries. On the other hand, however, profits were in a harsh operating environment, mainly due to the rise in the burden of fixed costs caused by the fall in the production of HDD spindle motors; and increased expenses incurred by structural reforms in our information motors business segment and PC keyboard production transfer. As a result, net sales rose 16,353 million yen (13.5%) year on year, to 137,424 million yen, whereas operating income fell 4,893 million yen (-45.5%), to 5,870 million yen.

North and South America
Despite progress in production shift by our information & telecommunications equipment-related customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, in ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. As a result, net sales and operating income increased 3,663 million yen (7.5%) and 2,426 million yen (116.4%) year on year respectively, to 52,389 million yen and 4,510 million yen.

Europe
Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. But due to low sales of PC keyboards and other electronic devices, net sales fell 2,068 million yen (-6.9%) year on year, to 27,947 million yen, while operating income rose 576 million yen (154.0%), to 950 million yen.

2. Outlook for the next fiscal year
The world economy may be threatened by another rise in oil prices, a decline in China's economic growth caused by its tight monetary policy, its impact on East Asian countries and other economic factors. However, due mainly to continuation of high economic growth in China, and personal consumption supported by income increases from more jobs and self-sustaining growth expected in the U.S., we expect that the world economy will continue to stay on a well-balance growth path.
We will introduce accounting for the impairment of fixed assets in the next fiscal year.

(a) Outlook by business segment for the full year is as follows:
Machined components business
We will continue to aggressively expand sales of mainstay ball bearings in firm demand to makers of household electrical appliances, information & telecommunications equipment, and automobiles. Through this sales expansion, we can expect further cost cuts resulting from economies of mass production, thereby aiming to improve business performance. In addition, in rod-end bearings, we can expect benefits from the strong aircraft market, particularly in Europe and the U.S. In pivot assemblies, we expect that sales will be steady.

Electronic devices and components business

We expect that the structural reform measures for information motors, although gradually, will begin to yield results. We also can expect improved spindle motor results for the second half of the year by beginning to supply new products such as cost-competitive, mass-productive ROF-type to the markets. In the area of PC keyboards, we will be ready for cost-competitive mass production to overcome intensified price competition—with production shift from Thailand to end in the first half of the year. In the other electronic devices and components business of LC back lights and measuring instruments, we expect that sales will be strong.

(b) Outlook by geographical segment for the full year is as follows.

Japan

We expect that both sales and profits will continue to be in a harsh operating environment, as many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance. We expect that operating results will be improved by various measures for the information motors, spindle motors and PC keyboards businesses.

North and South America

In U.S.-manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries. Combined with import products such as PC keyboards, ball bearings, motors and other products that we are manufacturing in Asia, we expect that these strong orders will continue to post firm sales.

Europe

The European economy continues to grow moderately. Sales and profits are expected to move as we witnessed for the current fiscal year.

(2) Financial Position in the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 21,759 million yen, down 3,020 million yen (-12.2%) year on year.

Cash flows from various business activities during the current consolidated fiscal year and relevant factors are as follows:

Operating activities: Due mainly to 7,778 million yen of income before income taxes, 22,462 million yen of depreciation charges, the rise in inventories and accounts receivable, and the payment of income taxes, net cash flow from operating activities rose 5,872 million yen (27.0%) compared with the previous consolidated fiscal year, to 27,586 million yen.

Investing activities: Due to the year-on-year rise of expenditure for purchase of property, plant and equipment to 23,060 million yen, net cash outflow from investing activities rose 8,857 million yen (59.3%) year on year, to 23,789 million yen.

Financing activities: Owing mainly to the redemption of convertible bonds and others, the issuance of straight bonds and the rise in tong-term debt, net cash outlay from financing activities rose 13,163 million yen year on year, to 8,772 million yen.

In the current consolidated fiscal year, cash and cash equivalents rose by 1,596 million yen, due to consolidated subsidiary Minebea-Matsushita Motor Corporation taking over assets of 16,542 million yen and liabilities of 11,472 million yen from Matsushita Electric Industrial Co., Ltd. accompanying the integration of information motor businesses with Matsushita.

(3) Risk Management

As of the end of the current consolidated fiscal year, the company recognizes that the Minebea Group has the following risks and uncertainties that have the potential to affect its group operating results and/or financial position:

1. Market risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk

Due to our group's large sales in overseas markets, we have entered into various currency exchange contracts and other derivatives transactions to hedge risks associated with exposure to fluctuations in foreign currency exchange rates.

3. R&D risk

While we focus on R&D to introduce a constant stream of new, high-quality products, we are subject to the risk that significant R&D expenditures may not be rewarded with successes, as there are no guarantees that R&D efforts will come to fruition.

4. Legal risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against Minebea Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations

We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

6. Risk related to raw materials and logistics costs

We purchase a variety of materials from external suppliers and strive to ensure optimal purchase inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position in the future.

7. Latent risk related to operations overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China, and Singapore. While considerable time has passed since we established operations in these countries, our operations overseas are subject to the following risks, any of which may have a negative impact on our operating results and/or financial position:

- unexpected changes to laws or regulations.
- difficulty in attracting and securing appropriate human resources, and
- acts of terrorism or war, or other acts that may cause social disruption.

(4) Important Agreement in the Current Fiscal Year

None

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of March 31,2005		As of March 31,2004		Increase or (decrease) 2005– 2004	
	Millions of yen	% Comp.	Millions of Yen	% Comp.	Millions of yen	%
ASSETS						
Current assets	147,295	44.3	138,953	44.1	8,342	6.0
Cash and cash equivalents	21,759		24,780		(3,020)	
Notes and accounts receivable	62,610		58,241		4,369	
Inventories	46,963		41,534		5,428	
Deferred tax assets	5,123		6,554		(1,430)	
Others	11,125		8,251		2,873	
Allowance for doubtful receivables	(287)		(408)		121	
Fixed assets	184,808	55.7	175,916	55.9	8,892	5.1
Tangible fixed assets	156,521		148,457		8,063	
Building and structure	97,222		92,881		4,341	
Machinery and transportation Equipment	202,364		181,630		20,733	
Tools, furniture and fixtures	50,737		44,945		5,792	
Land	15,086		16,135		(1,048)	
Construction in progress	1,228		763		464	
Accumulated depreciation	(210,118)		(187,897)		(22,220)	
Intangible fixed assets	14,113		12,403		1,709	
Consolidation adjustments	10,353		11,423		(1,070)	
Others	3,760		980		2,779	
Investment and other assets	14,174		15,055		(880)	
Investment in securities	6,308		7,086		(777)	
Long-term loans receivable	35		46		(10)	
Deferred tax assets	6,016		6,167		(151)	
Others	1,870		1,897		(26)	
Allowance for doubtful receivables	(56)		(142)		85	
Deferred charges	112	0.0	45	0.0	66	145.2
Total assets	332,217	100.0	314,915	100.0	17,301	5.5

	2005	2004
(Note) Treasury stock	105,623 shares	84,659 shares

	As of March 31,2005		As of March 31,2004		Increase or (decrease) 2005-2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	141,449	42.6	167,626	53.2	(26,176)	(15.6)
Notes and accounts payable	25,901		22,777		3,123	
Short-term loans payable	81,256		72,195		9,060	
Commercial paper	—		4,000		(4,000)	
Current portion of long-term loans payable	1,855		6,367		(4,512)	
Current portion of bonds	—		10,000		(10,000)	
Current portion of convertible bonds	—		27,080		(27,080)	
Current portion of bond with warrant.	4,000		—		4,000	
Accrued income taxes	2,344		2,638		(294)	
Accrued bonuses	3,247		3,208		38	
Reserve for environmental preservation expenses	794		989		(194)	
Others	22,050		18,368		3,681	
Long-term liabilities	86,144	25.9	52,743	16.8	33,400	63.3
Bonds	38,000		28,000		10,000	
Bond with warrant	—		4,000		(4,000)	
Long-term loans payable	47,340		19,842		27,498	
Allowance for retirement benefits	305		594		(289)	
Allowance for retirement benefits to executive officers	49		22		27	
Others	448		284		164	
Total liabilities	227,594	68.5	220,370	70.0	7,224	3.3
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,534	0.8	678	0.2	1,855	273.3
SHAREHOLDERS' EQUITY						
Common stock	68,258	20.5	68,258	21.7	—	—
Additional paid-in capital	94,756	28.5	94,756	30.1	—	—
Retained earnings	5,519	1.7	2,755	0.8	2,763	100.3
Difference on revaluation of other marketable securities	1,575	0.5	1,647	0.5	(72)	(4.4)
Foreign currency translation adjustments	(67,965)	(20.5)	(73,505)	(23.3)	5,539	(7.5)
Treasury stock	(56)	(0.0)	(46)	(0.0)	(9)	19.7
Total shareholders' equity	102,088	30.7	93,866	29.8	8,222	8.8
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	332,217	100.0	314,915	100.0	17,301	5.5

(2) Consolidated Statements of Income

	Year ended March 31,2005		Year ended March 31,2004		Increase or (decrease) 2005-2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
Net sales	294,422	100.0	268,574	100.0	25,848	9.6
Cost of sales	232,019	78.8	203,260	75.7	28,759	14.2
Gross profit	62,403	21.2	65,313	24.3	(2,910)	(4.5)
Selling, general and administrative expenses	48,319	16.4	47,208	17.6	1,110	2.4
Operating income	14,083	4.8	18,104	6.7	(4,021)	(22.2)
Other income	1,551	0.5	1,289	0.5	261	20.3
Interest income	145		111		33	
Dividends income	37		26		10	
Equity income of affiliates	13		3		10	
Others	1,354		1,147		206	
Other expenses	5,427	1.8	5,594	2.1	(166)	(3.0)
Interest expenses	3,361		3,213		147	
Foreign currency exchange loss	755		771		(15)	
Others	1,311		1,609		(298)	
Ordinary income	10,206	3.5	13,800	5.1	(3,593)	(26.0)
Extraordinary income	404	0.1	1,732	0.6	(1,328)	(76.7)
Revised loss on liquidation of affiliates in the previous the fiscal year	—		325		(325)	
Gain on sales of fixed assets	301		83		217	
Gain on sales of investments securities	—		881		(881)	
Reversal of allowance for doubtful receivables	102		—		102	
Reversal of allowance for loss on liquidation of the business of switching power supplies, inductors and transformers,etc	—		441		(441)	
Extraordinary loss	2,832	1.0	2,573	0.9	258	10.0
Loss on sales of fixed assets	565		105		460	
Loss on disposal of fixed assets	453		642		(188)	
Loss on sales of investments securities	0		—		0	
Loss on revaluation of investments securities	619		—		619	
Loss on liquidation of affiliates	270		—		270	
Loss for after-care of products	270		476		(206)	
Retirement benefit expense	609		610		(1)	
Special severance payment	—		307		(307)	
Retirement benefits to directors and corporate auditors	42		431		(388)	
Income before income taxes and minority interests	7,778	2.6	12,958	4.8	(5,180)	(40.0)
Income taxes						
Current (including enterprise tax)	5,943		4,411		1,531	
Adjustment of income taxes	(430)		2,798		(3,228)	
Total income taxes	5,513	1.8	7,210	2.7	(1,697)	(23.5)
Minority interest in earnings of consolidated subsidiaries	(3,316)	(1.1)	(271)	(0.1)	(3,044)	—
Net income	5,581	1.9	6,019	2.2	(438)	(7.3)

(3) Consolidated Statements of Retained Surplus

	As of March 31,2005	As of March 31,2004	Increase or (decrease) 2005-2004
	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS			
Additional paid-in capital at beginning of year	94,756	94,756	—
Additional paid-in capital at end of year	94,756	94,756	—
RETAINED EARNINGS			
Retained earnings at beginning of year	2,755	(454)	3,209
Increase of retained earnings	5,581	6,019	(438)
Net income	5,581	6,019	(438)
Decrease of retained earnings	2,817	2,809	7
Decrease of retained earnings by decrease of consolidated subsidiaries.	—	16	(16)
Cash dividends	2,793	2,793	(0)
Bonus to directors	23	—	23
Loss on disposal of treasury stock	0	0	0
Retained earnings at end of year	5,519	2,755	2,763

(4) Consolidated Statements of Cash Flows (Amount: millions of yen)

	Year ended March 31,2005	Year ended March 31,2004	Increase or (decrease) 2005-2004
1.Cash Flows from Operating Activities:			
Income before income taxes and minority interests	7,778	12,958	(5,180)
Depreciation and amortization	22,462	21,705	756
Amortization of consolidation adjustments	1,083	1,023	59
Equity income of affiliates	(13)	(3)	(10)
Interest and dividends income	(182)	(138)	(44)
Interest expenses	3,361	3,213	147
Loss on sales of fixed assets	264	22	242
Loss on disposal of fixed assets	453	642	(188)
Increase (decrease) in reserve for losses on after-care of products	(210)	227	(438)
(Gain) loss on sales of investments securities	0	(881)	882
Loss on revaluation of investments securities	619	—	619
Increase in notes and accounts receivable	(1,020)	(7,734)	6,714
Increase in inventories	(1,597)	(1,883)	286
Increase (decrease) in accounts payable	1,283	(386)	1,670
Decrease of allowance for doubtful receivables	(221)	(365)	143
Increase (decrease) in accrued bonuses	41	(30)	72
Decrease in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc	—	(3,144)	3,144
Decrease of reserve for environmental preservation expenses	(194)	(139)	(54)
Increase (decrease) in retirement allowance	(331)	559	(890)
Increase of allowance for retirement benefits to executive officers	27	22	4
Others	1,537	3,078	(1,540)
Sub-total	35,142	28,745	6,397
Interest and dividends received	183	176	7
Interest paid	(3,388)	(3,197)	(190)
Income tax paid	(4,351)	(4,009)	(341)
Net cash provided by operating activities	27,586	21,714	5,872
2.Cash Flows from Investing Activities:			
Purchase of tangible fixed assets	(23,060)	(18,825)	(4,235)
Proceeds from sales of tangible fixed assets	2,173	2,372	(199)
Purchase of intangible fixed assets	(3,059)	—	(3,059)
Purchase of investment in securities	(37)	(1,999)	1,962
Proceeds from sales of investment in securities	3	2,544	(2,540)
Increase in cash and cash equivalents due to inclusion in consolidation	71	—	71
Proceeds from sale of share in subsidiaries	—	385	(385)
Long term loans receivables	(67)	(156)	89
Recovery of long term loans receivables	164	218	(54)
Others	22	529	(506)
Net cash used in investing activities	(23,789)	(14,932)	(8,857)
3.Cash Flows from Financing Activities:			
Increase in short-term loans payable	2,306	6,248	(3,941)
Increase (decrease) in the amount in commercial paper	(4,000)	1,000	(5,000)
Long term loans payable	29,324	1,633	27,691
Repayment of long term loans payable	(6,459)	(2,513)	(3,946)
Earnings from issuance of bonds	10,000	10,000	—
Loss on redemption of bonds	(10,000)	(10,000)	—
Loss on redemption of convertible bonds	(27,080)	—	(27,080)
Purchase of treasury stock	(9)	(9)	(0)
Cash dividends paid	(2,793)	(2,793)	0
Cash dividends paid to minority shareholders	(16)	(27)	10
Paid-in capital from minority shareholders	—	905	(905)
Others	(43)	(52)	8
Net cash used in financing activities	(8,772)	4,391	(13,163)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	358	(570)	929
5.Net Increase (decrease) in Cash and Cash Equivalents	(4,616)	10,603	(15,219)
6.Cash and Cash Equivalents at Beginning of Year	24,780	14,177	10,603
7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	1,596	—	1,596
8.Cash and Cash Equivalent at End of Year	21,759	24,780	(3,020)

(5) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies..............47 companies
   Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

   Number of affiliated companies....................1 company
   of which, equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method
   (a) Changes in consolidated subsidiaries

Anew:	Acquisition of stock	(3 companies)	Minebea-Matsushita Motor (S) Pte. Ltd. Minebea-Matsushita Motor (Malaysia) Sdn.Bhd. Zhuhai Minebea-Matsushita Motor Co., Ltd.
	Establishment	(1 company)	NMB Minebea Slovakia s.r.o.
	Additional acquisition of stock	(1 company)	Kanto Seiko Co., Ltd.
Exclusion:	Liquidation	(4 companies)	NMB F.T. Inc. Minebea Europe Finance B.V. Minebea Onkyo Co., Ltd. NMB Onkyo Co., Ltd.

   (b) Changes of the companies subject to equity method

Anew:		None	
Exclusion:	Change to consolidated subsidiary	(1 company)	Kanto Seiko Co., Ltd.

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose closing dates are different from that of the company adjusted their financial statements to the company's closing date.

4. Accounting policies
   (a) Valuation basis and method of significant assets
   1. Inventories
      The company and consolidated domestic subsidiaries state primarily at the moving average cost.
      Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2.Other marketable securities
      Securities with market value
         The company adopted the market value method based on market prices and other conditions at the end of the term. Also, the company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
      Securities without market value
         Non listed securities are stated at cost determined by the moving average method.

   (b) Method of significant Depreciation
   1. Tangible fixed assets
      The company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

Buildings and structures	4 to 60 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

      They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.
      Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
      The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
      Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for doubtful receivables

The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for retirement benefit

Regarding the company and its consolidated Japanese subsidiaries, the company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.

Regarding the difference of 3,050 million yen arising at the time of changing accounting standards, the company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five to fifteen years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

5. Reserve for environmental preservation expenses

We registered reasonably projected environment-related expenses to be incurred by U.S. subsidiaries.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based of the method provided in the provision of article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

8. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) Notes

(a) Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2005 (Annual) (April 1,2004 through March 31, 2005)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	116,105	178,317	294,422	—	294,422
(2) Sales to other segment	2,194	389	2,584	(2,584)	—
Total	118,299	178,707	297,006	(2,584)	294,422
Operating expense	96,727	186,196	282,923	(2,584)	280,339
Operating income	21,572	(7,489)	14,083	—	14,083
2. Assets, depreciation and capital expenditure					
Assets	194,180	214,142	408,322	(76,105)	332,217
Depreciation	10,401	12,061	22,462	—	22,462
Capital expenditure	11,400	22,756	34,157	—	34,157

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business......... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	111,692	156,881	268,574	—	268,574
(2) Sales to other segment	2,191	15	2,206	(2,206)	—
Total	113,884	156,896	270,781	(2,206)	268,574
Operating expense	94,379	158,296	252,676	(2,206)	250,469
Operating income	19,505	(1,400)	18,104	—	18,104
2. Assets, depreciation and capital expenditure					
Assets	189,741	196,918	386,660	(71,744)	314,915
Depreciation	10,811	10,894	21,705	—	21,705
Capital expenditure	4,168	14,929	19,097	—	19,097

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Transformers, Back lights, Switching power supplies, Inductor, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2005 (Annual) (April 1,2004 through March 31, 2005)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	76,660	137,424	52,389	27,947	294,422	—	294,422
(2) Sales to other segment	162,763	155,447	1,422	1,025	320,659	(320,659)	—
Total	239,424	292,871	53,812	28,973	615,081	(320,659)	294,422
Operating expense	236,671	287,001	49,302	28,022	600,998	(320,659)	280,339
Operating income	2,752	5,870	4,510	950	14,083	—	14,083
2. Assets	169,239	223,995	32,442	20,300	445,977	(113,760)	332,217

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan).............Thailand, Singapore, China, Taiwan, Korea, etc.

North America...........................United States

Europe.......................................United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	68,760	121,071	48,726	30,015	268,574	—	268,574
(2) Sales to other segment	138,157	125,129	2,858	1,387	267,533	(267,533)	—
Total	206,917	246,201	51,584	31,403	536,107	(267,533)	268,574
Operating expense	202,034	235,437	49,500	31,029	518,002	(267,533)	250,469
Operating income	4,883	10,763	2,084	374	18,104	—	18,104
2. Assets	166,277	201,193	29,172	20,075	416,719	(101,803)	314,915

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan).............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America.........United States, Mexico

Europe.......................................United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2005 (Annual) (April 1,2004 through March 31, 2005)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	140,229	46,012	29,505	215,747
2. Total sales				294,422
3. Overseas sales on total sales	47.6%	15.6%	10.0%	73.3%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	121,597	45,336	32,238	199,172
2. Total sales				268,574
3. Overseas sales on total sales	45.3%	16.9%	12.0%	74.2%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(b) Relating to lease transactions

	Millions of yen					
	Year ended March 31,2005			Year ended March 31,2004		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance :	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,269	585	683	1,195	657	538
Tools, furniture and fixtures	2,736	1,476	1,260	3,079	1,720	1,358
Software	42	31	11	—	—	—
Total	4,048	2,092	1,955	4,275	2,378	1,896

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2005	2004
within-1-year	892	945
over 1-year	1,062	950
Total	1,955	1,896

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	2005	2004
Amount of lease expenses	1,209	1,242
Equivalent of depreciation expenses	1,209	1,242

(4) Method of computing equivalent of depreciation expenses:
Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c) Transaction with related parties

Directors and main individual shareholder

FY2005(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 4.5%	Concurrently serving 2 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥2,366 million	Notes payable and Account payable etc. ※2	¥610 million
									Building rent, etc.	¥31 million	Current assets and others ※2	¥1 million
									Tools & Equipment rent, etc	¥489 million	—	—
								Non Operating transaction	Non Operating income	¥9 million	—	—

(Note) Terms and decision policy of the transaction

1 . The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※ 2 . The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

3 . On June 30, 2004, Director Atsushi Matsuoka of the Company became Chairman and Director from President and Representative Director of Keiaisha Co., Ltd.

Directors and main individual shareholder

FY2004(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 3 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥2,256 million	Notes payable and Account payable etc. ※3	¥721 million
									Building rent, etc.	¥36 million	Current assets and others ※3	¥3 million
									Tools & Equipment rent, etc	¥531 million	—	—
								Non Operating transaction	Non Operating income	¥17 million	—	—

(Note) Terms and decision policy of the transaction

1 . The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".

2 . The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※ 3 . The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

(d) The tax effect accounting

As of March 31,2005

1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities

	Millions of yen
(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	639
Loss on revaluation of investments securities	1,697
Excess of allowed limit chargeable to the allowance for doubtful accounts	2,429
Unrealized gains on sales of inventories	1,821
Deficit brought forward	2,823
Foreign tax credit carry forwards	1,360
Others	1,376
Total deferred tax assets	12,147
(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	896
Difference on revaluation of other marketable securities	1,007
Others	179
Total deferred tax liabilities	2,083
Net deferred tax assets	10,063

※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

Current assets.......	Deferred tax assets	5,123
Fixed assets..........	Deferred tax assets	6,016
Current liabilities.	Deferred tax liabilities	(822)
Fixed liabilities.....	Deferred tax liabilities	(253)

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

Domestic legal effective tax rate	39.0%
(Adjustments)	
Current amortization of excess of cost over net assets acquired	5.2
Differences in the tax rates applied to consolidated overseas subsidiaries	(45.5)
Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	21.3
Effect of elimination of dividend income	50.2
Others	0.6
Ratio of income tax burden after the application of tax effect accounting	70.8

As of March 31,2004

1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities

	Millions of yen
(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	744
Excess of allowed limit chargeable to the retirement allowance reserve	92
Loss on revaluation of investments securities	1,519
Excess of allowed limit chargeable to the allowance for doubtful accounts	1,489
Unrealized gains on sales of inventories	2,046
Deficit brought forward	5,406
Foreign tax credit carry forwards	1,539
Others	938
Total deferred tax assets	13,775
(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	720
Difference on revaluation of other marketable securities	1,053
Others	147
Total deferred tax liabilities	1,921
Net deferred tax assets	11,853

※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

Current assets.......	Deferred tax assets	6,554
Fixed assets..........	Deferred tax assets	6,167
Current liabilities.	Deferred tax liabilities	(765)
Fixed liabilities.....	Deferred tax liabilities	(102)

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

Domestic legal effective tax rate	39.0%
(Adjustments)	
Current amortization of excess of cost over net assets acquired	3.0
Differences in the tax rates applied to consolidated overseas subsidiaries	(17.3)
Effect of elimination of dividend income	32.6
Others	(1.7)
Ratio of income tax burden after the application of tax effect accounting	55.6

————————	3.Revision in the amount of deferred tax assets and deferred tax liabilities owing to changes in the rate of income tax and others. The effective statutory tax rate for deferred tax assets and deferred tax liabilities is 40.0% for the currents assets in the previous term and 39.0% in the currents term. Because of this, deferred tax assets decreased 105 million yen and income tax adjustment posted in the current term increased the same amount.

(e) Marketable securities

Marketable securities

(Amount: millions of yen)

Classification	As of March 31,2005			As of March 31,2004		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Those whose recoded amounts in the consolidated balance sheet exceed the acquisition costs. Stock	3,105	5,687	2,582	3,065	5,767	2,701
Those whose recoded amounts in the consolidated balance sheet do not exceed the acquisition costs. Stock	—	—	—	5	5	(0)
Total	3,105	5,687	2,582	3,071	5,772	2,701

Other marketable securities sold in the current consolidated fiscal year

(Amount: millions of yen)

Classification	As of March 31,2005	As of March 31,2004
Amount of sales of investments Securities	3	2,544
Gain on sales of investments Securities	—	881
Loss on sales of investments Securities	0	—

Other marketable securities

(Amount: millions of yen)

Classification	As of March 31,2005	As of March 31,2004
	Book Value	Book Value
Other marketable securities	475	1,094
Total	475	1,094

(Note) Non-listed stock

(f) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Full year ended March 31,2005

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

Full year ended March 31,2004

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

(g) Retirement benefits

FY2005

(1) Corporate retirement benefit system

To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.

(2) Details of retirement benefit debts and expenses

Components of retirement benefit debts

(a) Projected benefit obligations	(23,030)	millions of yen
(b) Plan assets at fair value	19,638	
(c) Unfunded projected benefit obligations ((a)+(b))	(3,392)	
(d) Unrecognized prior service cost	15	
(e) Unrecognized actuarial loss	3,076	
(f) Net amount recognized on consolidated balance sheets ((c)+(d)+(e))	(300)	
(g) Prepaid pension cost	5	
(h) Accrued retirement benefits (note)	(305)	

Components of retirement benefit expenses

Service cost	1,059
Interest cost	885
Expected return on plan assets	(869)
Amortization of transitional obligations	609
Amortization of prior service cost	2
Amortization of actuarial loss	450
Retirement benefit costs	2,136

(3) Calculation basis for retirement benefit debts and expenses

Discount rate	2.5 %
Expected rate of return on plan assets	2.5 %
Allocation of estimated amount of all retirement benefits to be paid at future retirement dates	Basis for periodic fixed amounts
Period of amortizing actuarial loss	5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)
Period of amortizing transition obligation	5 years (Prorated amounts are stated in extraordinary loss.)

FY2004
(1) Corporate retirement benefit system To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis. (2) Details of retirement benefit debts and expenses Components of retirement benefit debts (a) Projected benefit obligations (20,489) millions of yen (b) Plan assets at fair value 15,978 (c) Unfunded projected benefit obligations ((a)+(b)) (4,511) (d) Unrecognized transitional obligations 610 (e) Unrecognized actuarial loss 3,348 (f) Net amount recognized on consolidated balance sheets ((c)+(d)+(e)) (553) (g) Accrued retirement benefits (note) (553) Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "Allowance for retirement benefits." Components of retirement benefit expenses Services cost 1,081 Interest cost 666 Expected return on plan assets (143) Amortization of transitional obligations 610 Amortization of actuarial loss 764 Retirement benefit costs 2,979 (3) Calculation basis for retirement benefit debts and expenses Discount rate 2.5 % Expected rate of return on plan assets 2.5 % Allocation of estimated amount of all retirement benefits to be paid at future retirement dates: Basis for periodic fixed amounts Period of amortizing actuarial loss: 5 ～ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.) Period of amortizing transition obligation: 5 years (Prorated amounts are stated in extraordinary loss.)

(h) Going Concerns

Not Applicable

5. Amounts of production, orders received, sales

(1) Production

(Amount: millions of yen)

Business segments	March 31,2005	March 31,2004
Machined components business	118,382	114,794
Electronic devices and components business	173,910	154,422
Total	292,292	269,216

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	Year ended March 31,2005		Year ended March 31,2004	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	119,988	38,557	113,141	34,674
Electronic devices and components business	178,413	22,546	157,262	22,450
Total	298,401	61,103	270,404	57,124

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	Year ended March 31,2005	Year ended March 31,2004
Machined components business	116,105	111,692
Electronic devices and components business	178,317	156,881
Total	294,422	268,574

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.


FASF

BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2005)

May 12, 2005

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative: Tsugio Yamamoto Representative Member of the Board, President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03)5434-8611

Board of Directors' Meeting for Non-consolidated Financial Results held on: May 12, 2005
Interim Dividend Plan: None
Expected date of payment for dividends: June 30, 2005
Unit Share Method: Yes (1 unit = 1,000 shares)
Annual Shareholders' Meeting to be held on: June 29, 2005

1. Business performance (April 1,2004 through March 31,2005)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2005	185,232	0.1	1,946	(55.3)	11,057	(17.1)
FY2004	185,105	13.6	4,351	(13.3)	13,343	20.6

	Net income (millions of yen)	% Change	Net income Per share(yen)	Fully diluted net income per share(yen)	Return (Net income) on equity (%)	Return (Ordinary income) on assets (%)	Return (Ordinary income) on sales (%)
FY2005	3,504	54.6	8.72	8.40	1.9	3.0	6.0
FY2004	2,266	84.7	5.68	-	1.2	3.7	7.2

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,074,238 shares at March 31, 2005
399,090,062 shares at March 31, 2004

2. Changes in accounting method: None

3. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Dividends

	Dividends per share Annual (yen)	Interim (yen)	Year-end (yen)	Total annual dividends (millions of yen)	Dividends payout ratio (%)	Dividends on shareholders' equity (%)
FY2005	7.00	-	7.00	2,793	80.3	1.5
FY2004	7.00	-	7.00	2,793	123.2	1.5

(Notes) Details of dividends Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
FY2005	361,664	183,017	50.6	458.56
FY2004	366,618	182,389	49.7	457.02

(Notes) 1. Number of shares outstanding at end of year: 399,062,072 shares at March 31, 2005
399,083,036 shares at March 31, 2004

2. Number of treasury stock at end of year: 105,623 shares at March 31, 2005
84,659 shares at March 31, 2004

2. Prospect for the next fiscal year (April 1, 2005 through March 31, 2006)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share Interim(yen)	Year-end(yen)	Annual(yen)
Interim	85,000	2,500	450	-	-	-
Annual	177,000	9,000	4,000	-	7.00	7.00

(Reference) Projected annual net income per share: 10.02 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

Non-Consolidated Financial Statements and Notes

1. Non-Consolidated Balance Sheets

	As of March 31,2005		As of March 31,2004		Increase or (decrease) 2005-2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
ASSETS						
Current assets	125,670	34.8	126,841	34.6	(1,170)	(0.9)
Cash and cash equivalents	11,240		7,886		3,353	
Notes receivable	4,185		5,104		(919)	
Accounts receivable-trade	44,046		45,905		(1,858)	
Purchased goods	2,558		2,781		(223)	
Goods in transit	1,060		1,279		(219)	
Finished goods	1,235		1,142		93	
Raw materials	1,760		2,065		(304)	
Work in process	2,403		2,546		(143)	
Supplies	149		141		7	
Prepaid expenses	433		380		53	
Short-term loans receivable from affiliates	46,809		49,205		(2,395)	
Accounts receivable-other	5,477		3,747		1,729	
Temporary advance	18		7		11	
Deferred tax assets	2,799		3,056		(257)	
Others	1,523		1,621		(98)	
Allowance for doubtful receivables	(32)		(33)		1	
Fixed assets	235,940	65.2	239,731	65.4	(3,790)	(1.6)
Tangible fixed assets	27,024		30,743		(3,718)	
Buildings	9,970		10,767		(797)	
Structures	527		609		(81)	
Machinery and equipment	5,485		6,064		(579)	
Vehicles	13		13		0	
Tools, furniture and fixtures	1,961		2,029		(67)	
Land	8,949		11,103		(2,153)	
Construction in progress	116		155		(39)	
Intangible fixed assets	3,631		841		2,789	
Patents	3,157		365		2,792	
Leasehold rights	49		49		-	
Software	377		378		(0)	
Others	46		48		(2)	
Investments and other assets	205,284		208,146		(2,861)	
Investments in securities	6,159		6,831		(672)	
Investments securities in affiliates	161,366		160,437		929	
Investments in partnerships	0		0		-	
Investments in partnerships with affiliates	32,406		33,154		(747)	
Long-term loans receivable	-		14		(14)	
Long-term loans receivable from employees	8		10		(1)	
Long-term loans receivable from affiliates	5,725		8,506		(2,781)	
Reorganization claim in bankruptcy, and others	20		41		(20)	
Long-term prepaid expenses	546		636		(89)	
Deferred tax assets	5,572		7,164		(1,592)	
Others	545		531		13	
Allowance for doubtful receivables	(7,065)		(9,180)		2,114	
Deferred charges	53	0.0	45	0.0	7	16.1
Bond issuance expenses	53		45		7	
Total Assets	361,664	100.0	366,618	100.0	(4,954)	(1.4)

	As of March 31,2005		As of March 31,2004		Increase or (decrease) 2005-2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	94,228	26.1	132,895	36.3	(38,666)	(29.1)
Notes payable	3,195		3,437		(242)	
Accounts payable-trade	27,961		26,095		1,865	
Short-term loans payable	50,632		51,251		(619)	
Commercial paper	-		4,000		(4,000)	
Current portion of long-term loans payable	1,000		4,000		(3,000)	
Current portion of bonds	-		10,000		(10,000)	
Current portion of convertible bonds	-		27,080		(27,080)	
Current portion of bond with warrants	4,000		-		4,000	
Accounts payable-other	2,653		2,932		(279)	
Accrued income taxes	622		69		552	
Accrued expenses	1,155		1,003		151	
Advances from customer	3		1		1	
Deposits received	407		367		40	
Deferred income	91		6		85	
Accrued bonuses	1,749		1,853		(104)	
Notes payable for equipment	264		169		94	
Others	491		625		(133)	
Long-term liabilities	84,418	23.3	51,334	14.0	33,084	64.4
Bonds	38,000		28,000		10,000	
Bond with warrants	-		4,000		(4,000)	
Long-term loans payable	46,000		19,000		27,000	
Allowance for retirement benefits	368		311		56	
Allowance for retirement benefits to executive officers	49		22		27	
Total Liabilities	178,646	49.4	184,229	50.3	(5,582)	(3.0)
SHAREHOLDERS' EQUITY						
Common stock	68,258	18.9	68,258	18.6	-	-
Additional paid-in capital	94,756	26.2	94,756	25.8	-	-
Capital reserve	94,756		94,756		-	
Retained Earnings	18,483	5.1	17,772	4.8	710	4.0
Earned surplus	2,085		2,085		-	
Voluntary reserve	11,500		11,500		-	
General reserve	11,500		11,500		-	
Unappropriated retained earnings	4,898		4,187		710	
[Current net income]	[3,504]		[2,266]		1,237	
Difference on revaluation of other marketable securities	1,575	0.4	1,647	0.5	(72)	(4.4)
Treasury stock	(56)	(0.0)	(46)	(0.0)	(9)	19.7
Total Shareholders' Equity	183,017	50.6	182,389	49.7	628	0.3
Total Liabilities and Shareholders' Equity	361,664	100.0	366,618	100.0	(4,954)	(1.4)

	Millions of yen 2005	Millions of yen 2004
(Note) 1. Accumulated depreciation of tangible fixed assets	48,852	49,711
2. Guaranteed liabilities	29,854	29,149
3. Issuance of common stock upon conversion of convertible bonds	-	-
Increase of shares on conversion of convertible bonds	-	-
Transferred to common stock	-	-
4. Issuance of common stock upon conversion of bond with warrants	-	-
Increase of shares on conversion of bond with warrants	-	-
Transferred to common stock	-	-

2. Non-Consolidated Statements of Income

	Year ended March 31,2005		Year ended March 31,2004		Increase or (decrease) 2005−2004	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	185,232	100.0	185,105	100.0	126	0.1
Cost of sales	162,966	88.0	159,186	86.0	3,780	2.4
Gross profit	22,265	12.0	25,919	14.0	(3,653)	(14.1)
Selling, general and administrative expenses	20,319	10.9	21,567	11.6	(1,248)	(5.8)
Operating income	1,946	1.1	4,351	2.4	(2,405)	(55.3)
Other income	11,606	6.2	11,440	6.1	166	1.5
Interest income	708		872		(163)	
Dividends received	10,047		9,853		194	
Rent income of fixed assets	295		322		(26)	
Others	554		391		162	
Other expenses	2,494	1.3	2,448	1.3	46	1.9
Interest and discount charge	615		622		(7)	
Interest on bonds	1,129		1,144		(14)	
Amortization on bond issue costs	43		26		16	
Foreign currency exchange loss	260		288		(27)	
Others	445		366		78	
Ordinary income	11,057	6.0	13,343	7.2	(2,285)	(17.1)
Extraordinary income	310	0.2	1,054	0.6	(743)	(70.5)
Gain on sales of fixed assets	126		96		29	
Gain on sales of investments in securities	-		881		(881)	
Reversal of allowance for doubtful receivables	184		75		108	
Extraordinary loss	4,522	2.5	10,157	5.5	(5,634)	(55.5)
Loss on sales of fixed assets	1,378		118		1,260	
Loss on disposal of fixed assets	123		-		123	
Loss on revaluation of investments in securities	590		-		590	
Loss on sales of securities in affiliates	-		2		(2)	
Allowance for doubtful receivables.	1,668		5,580		(3,911)	
Loss on revaluation of investments securities in affiliates	-		2,904		(2,904)	
Loss on liquidation of affiliated companies	1		-		1	
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc..	-		209		(209)	
Loss for after-care of products	270		110		160	
Retirement benefit expense	476		493		(17)	
Special severance payment	-		307		(307)	
Retirement benefits to directors and corporate auditors	12		431		(419)	
Income before income taxes	6,845	3.7	4,240	2.3	2,605	61.4
Income taxes (including enterprise tax)	2,279	1.2	1,057	0.6	1,221	115.6
Adjustment of income taxes	1,062	0.6	916	0.5	146	15.9
Total income taxes	3,341	1.8	1,973	1.1	1,367	69.3
Net income	3,504	1.9	2,266	1.2	1,237	54.6
Retained earnings brought forward from the previous year	1,393		1,920		(526)	
Loss on disposal of treasury stock	0		0		0	
Unappropriated retained earnings at end of year	4,898		4,187		710	

3. (a) Proposed Appropriation of Unappropriated Retained Earnings

	Year ended March 31,2005 Millions of yen		Year ended March 31,2004 Millions of yen
Unappropriated retained earnings at end of year................	4,898	Unappropriated retained earnings at end of year................	4,187
The above amount is to be appropriated as follows:-		The above amount is to be appropriated as follows:-	
Dividends [7 yen per share].........	2,793	Dividends [7 yen per share].........	2,793
Bonuses to directors & corporate auditors................	23	Bonuses to directors & corporate auditors................	-
[Corporate auditors' bonuses]	[3]	[Corporate auditors' bonuses]	[-]
Voluntary reserve	-	Voluntary reserve	-
General reserve...........................	-	General reserve...........................	-
Total	2,816	Total	2,793
Retained earnings carried forward to the next year...........	2,081	Retained earnings carried forward to the next year...........	1,393

(Notes) With regard to directors' remuneration, there are no matters to be discussed at the general meeting of shareholders in accordance with Article 269 of the Commercial Law.

(b) Dividends per share

	FY2005			FY2004		
	Annual (yen)	Interim (yen)	Year-end (yen)	Annual (yen)	Interim (yen)	Year-end (yen)
Common stock	7.00	—	7.00	7.00	—	7.00
(Breakdown)						
Memorial dividends	—	—	—	—	—	—
Special dividends	—	—	—	—	—	—
New stocks	—	—	—	—	—	—
Preferred stocks	—	—	—	—	—	—
Subsidiaries-linked dividend stocks	—	—	—	—	—	—

4. Significant Accounting Policies

(a) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other marketable securities: Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

(b) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finished goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.
Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Their major useful lives are as follows:

Buildings and structures	4 to 60 years
Machinery and equipment	2 to 15 years
Tools,furniture and fixtures	2 to 20 years

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(d) Amortization of deferred charges

Bond issuance expenses are amortized over three years by an averaged amount each year.

Other items are charged to income as incurred.

(e) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(f) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the difference accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the period of the current fiscal year is shown.

(g) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of hedge transactions

The Company had no significant hedge operations to report during the term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(i) Other significant accounting policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

7. Notes

(a) Relating to lease transactions

Millions of yen

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance	Year ended March 31,2005			Year ended March 31,2004		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	213	112	100	287	188	99
Tools, furniture and fixtures	2,021	1,074	946	2,537	1,395	1,142
Software	42	31	11	-	-	-
Total	2,277	1,218	1,058	2,825	1,583	1,241

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2005	2004
within 1-year	480	572
over 1-year	577	669
Total	1,058	1,241

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of year-end closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	2005	2004
Amount of lease expenses	657	703
Equivalent of depreciation expenses	657	703

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) The tax effect accounting

Year ended March 31,2005		Year ended March 31,2004	
1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen	1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)	Millions of yen
(Deferred tax assets)		(Deferred tax assets)	
Excess of allowed limit chargeable to the accrued bonuses	682	Excess of allowed limit chargeable to the accrued bonuses	722
Excess of allowed limit chargeable to the retirement benefits	20	Excess of allowed limit chargeable to the retirement benefits	65
Loss on the liquidation of investments in securities	1,749	Loss on the liquidation of investments in securities	1,519
Loss on the liquidation of investments securities in affiliates	2,278	Loss on the liquidation of investments securities in affiliates	2,467
Excess of allowed limit chargeable to the allowance for doubtful receivable	2,759	Excess of allowed limit chargeable to the allowance for doubtful receivable	3,575
Foreign tax credit carry forwards	1,360	Deficit brought forward	951
Others	530	Foreign tax credit carry forwards	1,539
Total deferred tax assets	9,378	Others	436
		Total deferred tax assets	11,274
(Deferred tax liabilities)		(Deferred tax liabilities)	
Difference on revaluation of other marketable securities	1,006	Difference on revaluation of other marketable securities	1,054
Total deferred tax liabilities	1,006	Total deferred tax liabilities	1,054
Net deferred tax assets	8,371	Net deferred tax assets	10,220
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.	%	2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.	%
Domestic legal effective tax rate	39.0	Domestic legal effective tax rate	39.0
(Adjustments)		(Adjustments)	
Items to be regarded as taxable expenses, Such as entertainment expenses	1.1	Items to be regarded as taxable expenses, Such as entertainment expenses	1.6
Inhabitant tax levied per capita etc.	3.0	Inhabitant tax levied per capita etc.	1.8
Withholding income taxes etc.	4.2	Foreign tax credit carry forwards	(12.5)
Others	1.5	Tax amount by amended return	14.7
Ratio of income tax burden after the application of tax effect accounting	48.8	Difference arising from a change in legally effective tax rate	2.5
		Others	(0.6)
		Ratio of income tax burden after the application of tax effect accounting	46.5
————		3. Revision in the amount of deferred tax assets owing to changes in the rate of income tax and others. The effective statutory tax rate for deferred tax assets is 40% for the current assets in the previous term and 39% in the current term. Because of this, deferred tax assets decreased 105 million yen and income tax adjustment posted in the current term increased the same amount.	

(d) Going concerns

Not applicable.

Change of Directors & Corporate Auditors

1. Representative Director: None

2. Other Directors & Corporate Auditors:

May 12, 2005
Minebea Co., Ltd.

Supplementary Financial Data for the Fiscal Year ended March 31, 2005

1. Consolidated Results of Operations

	Fiscal year ended Mar. 04			Fiscal year ended Mar. 05			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Net sales	133,741	134,833	268,574	146,751	**147,671**	**294,422**	+9.5%	+9.6%
Operating income	9,467	8,637	18,104	5,468	**8,615**	**14,083**	-0.3%	-22.2%
Ordinary income	7,558	6,242	13,800	3,885	**6,321**	**10,206**	+1.3%	-26.0%
Income before income taxes	6,299	6,659	12,958	3,391	**4,387**	**7,778**	-34.1%	-40.0%
Net income	2,726	3,293	6,019	1,095	**4,486**	**5,581**	+36.2%	-7.3%
Net income per share (yen)	6.83	8.25	15.08	2.74	**11.19**	**13.93**	+35.6%	-7.6%

	Fiscal year ended Mar. 04				Fiscal year ended Mar. 05				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Net sales	66,489	67,252	68,728	66,105	71,324	75,427	75,180	**72,491**	-3.6%	+9.7%
Operating income	4,259	5,208	4,531	4,106	2,802	2,666	4,165	**4,450**	+6.8%	+8.4%
Ordinary income	3,285	4,273	3,707	2,535	1,982	1,903	2,950	**3,371**	+14.3%	+33.0%
Income before income taxes	2,177	4,122	3,590	3,069	1,937	1,454	2,445	**1,942**	-20.6%	-36.7%
Net income	421	2,305	1,622	1,671	208	887	1,575	**2,911**	+84.8%	+74.2%
Net income per share (yen)	1.06	5.77	4.07	4.18	0.52	2.22	3.95	**7.24**	+83.3%	+73.2%

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 04			Fiscal year ended Mar. 05			%Change Y/Y	
(Millions of yen)	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Machined components	55,665	56,027	111,692	57,350	**58,755**	**116,105**	+4.9%	+4.0%
Bearing related products	47,128	47,476	94,604	49,153	**49,065**	**98,218**	+3.3%	+3.8%
Other machined components	8,538	8,551	17,089	8,197	**9,690**	**17,887**	+13.3%	+4.7%
Electronic devices and components	78,076	78,805	156,881	89,400	**88,917**	**178,317**	+12.8%	+13.7%
Rotary components	43,642	43,099	86,741	54,061	**52,689**	**106,750**	+22.3%	+23.1%
Other electronic devices	34,435	35,706	70,141	35,340	**36,226**	**71,566**	+1.5%	+2.0%
Total sales	133,741	134,833	268,574	146,751	**147,671**	**294,422**	+9.5%	+9.6%
Machined components	9,178	10,327	19,505	10,478	**11,094**	**21,572**	+7.4%	+10.6%
Electronic devices and components	289	-1,689	-1,400	-5,010	**-2,479**	**-7,489**	-	-
Total operating income	9,467	8,637	18,104	5,468	**8,615**	**14,083**	-0.3%	-22.2%

	Fiscal year ended Mar. 04				Fiscal year ended Mar. 05				4Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	2Q	3Q	**4Q**	Q/Q*3	Y/Y*4
Machined components	28,606	27,059	27,434	28,593	28,256	29,094	28,927	**29,828**	+3.1%	+4.3%
Bearing related products	23,959	23,169	23,324	24,152	24,247	24,906	24,491	**24,574**	+0.3%	+1.7%
Other machined components	4,646	3,892	4,109	4,442	4,009	4,188	4,436	**5,254**	+18.4%	+18.3%
Electronic devices and components	37,883	40,193	41,294	37,511	43,067	46,333	46,254	**42,663**	-7.8%	+13.7%
Rotary components	21,458	22,184	22,209	20,890	26,852	27,209	27,350	**25,339**	-7.4%	+21.3%
Other electronic devices	16,424	18,011	19,084	16,622	16,216	19,124	18,903	**17,323**	-8.4%	+4.2%
Total sales	66,489	67,252	68,728	66,105	71,324	75,427	75,180	**72,491**	-3.6%	+9.7%
Machined components	4,908	4,270	5,035	5,292	5,082	5,396	5,952	**5,142**	-13.6%	-2.8%
Electronic devices and components	-648	937	-503	-1,186	-2,279	-2,731	-1,786	**-693**	-	-
Total operating income	4,259	5,208	4,531	4,106	2,802	2,666	4,165	**4,450**	+6.8%	+8.4%

*1 2nd half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 4Q % change Q/Q : 4Q in comparison with 3Q
*4 4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year

3. Prospect for the Fiscal Year ending March 31, 2006

	Fiscal year ending Mar. 06			%Change Y/Y
(Millions of yen)	1st Half	2nd Half	Full Year	
Net sales	142,000	153,000	295,000	+0.2%
Operating income	7,500	10,500	18,000	+27.8%
Ordinary income	5,500	8,500	14,000	+37.2%
Income before income taxes	4,500	8,000	12,500	+60.7%
Net income	3,000	4,500	7,500	+34.4%
Net income per share (yen)	7.52	11.27	18.79	+34.9%

4. Prospect for the Consolidated Sales and Operating Income by Division

	Fiscal year ending Mar. 06			%Change Y/Y
(Millions of yen)	1st Half	2nd Half	Full Year	

Machined components	58,500	61,400	119,900	+3.3%
Bearing related products	49,800	51,800	101,600	+3.4%
Other machined components	8,700	9,600	18,300	+2.3%
Electronic devices and components	83,500	91,600	175,100	-1.8%
Rotary components	49,600	55,800	105,400	-1.3%
Other electronic devices	33,900	35,800	69,700	-2.6%
Total sales	142,000	153,000	295,000	+0.2%
Machined components	11,250	11,500	22,750	+5.5%
Electronic devices and components	-3,750	-1,000	-4,750	-
Total operating income	7,500	10,500	18,000	+27.8%

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	FY ended Mar. 04	Fiscal year ended Mar. 05					Prospect for the FY ending Mar. 06
		1Q	2Q	3Q	**4Q**	**Full Year**	
Capital expenditure	18,825	* 4,988	* 6,341	7,011	**4,720**	*** 23,060**	22,500
Depreciation (Including Intangible Fixed Assets)	21,705	5,572	5,800	5,649	**5,441**	**22,462**	22,000
Research and development costs	9,639	2,551	2,455	2,535	**2,471**	**10,012**	10,000

* Does not include 8,018 million yen in tangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

6. Exchange Rates

		FY ended Mar. 04	Fiscal year ended Mar. 05					Assumption for the FY ending Mar. 06
			1Q	2Q	3Q	**4Q**	**Full Year**	
US$	PL	113.97	108.71	110.14	106.80	**104.19**	**107.46**	103.00
	BS	105.69	108.43	111.05	104.21	**107.39**	**107.39**	103.00
EURO	PL	132.73	131.75	132.88	136.43	**138.53**	**134.90**	137.00
	BS	128.88	131.06	137.04	141.61	**138.87**	**138.87**	137.00
S'PORE$	PL	65.58	64.12	64.15	64.14	**63.74**	**64.04**	63.00
	BS	62.91	63.21	65.69	63.55	**65.19**	**65.19**	63.00
THAI BAHT	PL	2.79	2.71	2.66	2.62	**2.70**	**2.67**	2.60
	BS	2.67	2.65	2.67	2.67	**2.73**	**2.73**	2.60
RMB	PL	13.77	13.14	13.30	12.89	**12.59**	**12.98**	12.40
	BS	12.79	13.08	13.41	12.53	**12.99**	**12.99**	12.40

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 04			Fiscal year ended Mar. 05			%Change Y/Y	
	1st Half	2nd Half	Full Year	1st Half	**2nd Half**	**Full Year**	2nd Half*1	Full Year*2
Net sales	92,482	92,623	185,105	93,363	**91,869**	**185,232**	-0.8%	+0.1%
Operating income	1,836	2,515	4,351	917	**1,029**	**1,946**	-59.1%	-55.3%
Ordinary income	5,782	7,561	13,343	2,745	**8,312**	**11,057**	+9.9%	-17.1%
Income before income taxes	3,563	677	4,240	1,990	**4,855**	**6,845**	+617.1%	+61.4%
Net income	1,480	786	2,266	801	**2,703**	**3,504**	+243.9%	+54.6%

8. Prospect for the Non-Consolidated Performance for the Fiscal Year ending March 31, 2006

(Millions of yen)	Fiscal year ending Mar. 06			%Change Y/Y
	1st Half	2nd Half	Full Year	
Net sales	85,000	92,000	177,000	-4.4%
Operating income	0	800	800	-58.9%
Ordinary income	2,500	6,500	9,000	-18.6%
Income before income taxes	900	6,100	7,000	+2.3%
Net income	450	3,550	4,000	+14.2%

Minebea

(Translation)

RECEIVED
2005 MAY 25 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 12, 2005

Press Release

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
Representative Director, President and Chief Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Shunji Mase
Executive Officer and General Manager of Personnel & General Affairs Department
Naoyuki Kimura
Deputy General Manager of Personnel & General Affairs Department
Tel. 03-5434-8612
Fax 03-5434-8601

Managerial Assignments

The Board of Directors Meeting the company held on May 12, Thursday, has passed the agenda for executive changeover as follows:

Executive changes as of June 29 upon final approval at the Ordinary General Shareholders Meeting to be held on June 29, as well as at the Board Meeting to be held on the same day:

Change of Representative

1) New representative director, president and chief executive officer: Mr. Takayuki Yamagishi, now Director, Senior Managing Executive Officer, General Manager of Engineering Headquarters

2) Retiring representative director, president and chief executive officer: Mr. Tsugio Yamamoto

Other Executive Changes

3) New Directors:

Hiroharu Katogi
(Now Managing Executive Officer, in charge of Business Administration and Investor Relations)

Akihiro Hirao
(Now Executive Officer, General Manager of Omori Manufacturing Unit)

Eiichi Kobayashi
(Now Executive Officer, General Manager of Production Technology Center and Tool & Die Dept. of Karuizawa Manufacturing Unit)

Takashi Matsuoka
(Now Managing Director of Keiaisha Co., Ltd.)
Independent director as required under Article 188, Paragraph 2, item 7-2 of the Japanese Commercial Code.

4) Retiring Directors:

Tsugio Yamamoto
(Now Representative Director, President and Chief Executive Officer)

Rikuro Obara
(Now Director, Senior Managing Executive Officer, General Manager of Manufacturing Headquarters and Karuizawa Manufacturing Unit)

Kenji Senoue
(Now Director, Senior Managing Executive Officer, Member of the Tokyo Head Office Administration Executive Council, in charge of Strategy Planning)

Atsushi Matsuoka
(Now External Director)

Attached for your reference is Mr. T. Yamagishi's business career.

Date of birth: May 14, 1938

Career:	March 1962	Graduated from Faculty of Engineering, Hokkaido University
	March 1962	Joined Minebea Assigned to manufacturing and engineering of bearings, mechanical components, etc. at Karuizawa Manufacturing

	Unit.
July, 1983	General Manager of 3rd Manufacturing Dept. of Karuizawa Manufacturing Unit
January, 1984	General Manager of Karuizawa Manufacturing Department, Measuring Components Division
March 1988	Deputy General Manager of Electronics Business Division
December 1988	Director
September 1989	General Manager of Electronic Devices Division
December 1992	Managing Director
December 1994	Senior Managing Director, General Manager of 2nd Manufacturing Headquarters
December 1995	In charge of R&D Center, President and Representative Director of Minebea Electronics Co., Ltd.
April 1997	General Manager of Hamamatsu Manufacturing Unit
April 2001	In charge of R&D Headquarters
April 2003	General Manager of Engineering Headquarters (Present)
June 2003	Director, Senior Managing Executive Officer (Present)

* * * * * *